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                             October 21, 2021

       Gilad Shany
       Chief Executive Officer
       ION Acquisition Corp 2 Ltd.
       89 Medinat Hayehudim Street
       Herzliya 4676672, Israel

                                                        Re: ION Acquisition
Corp 2 Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 6,
2021
                                                            File No. 333-258472

       Dear Mr. Shany:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed October 6,
2021

       Unaudited Pro Forma Condensed Combined Balance Sheet, page 182

   1. We note that the amounts presented to reflect adjustment (m) do not appear to be footnoted in your pro
forma balance sheet. Please revise or advise.
       Beneficial Ownership of Securities, page 217

   2. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to
the securities owned by entities, including Sequoia Capital Israel
                                                        IV Holdings L.P.
 Gilad Shany
FirstName LastNameGilad  Shany
ION Acquisition Corp 2 Ltd.
Comapany
October 21,NameION
            2021    Acquisition Corp 2 Ltd.
October
Page 2 21, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 242

3. To provide balance to your discussion of growth in impressions delivered volume, please revise to disclose the specific increase in impressions volume separately for CTV, Mobile and PC for each reported period. In this regard, you disclose that CTV impressions grew
         "almost 60%" between December 31, 2020 and December 31, 2019; however, your revenue grew by 50%. Therefore, it appears there may be offsetting trends in the growth of impressions delivered for CTV, Mobile and PC. Refer to Item 303(b) of
         Regulation S-K and SEC Release No. 33-10751.
4. To provide context to your statement that you have a strong history of growth in your core clients, please revise to disclose the exact number of core clients and the percentage of revenue attributable to such clients for each reported period. Also, discuss the reasons for any material changes during the reported periods.
Key Metrics and Non-GAAP Financial Measures, page 254

5. Your response to prior comment 17 states that you determined net revenue retention was not key to your internal business evaluation of Innovid's performance. However, we note in your investor presentation about the merger that you include net revenue retention and core customer retention in your key financial highlights. You also say these are the two main metrics you track when evaluating the stickiness of your product. Therefore, it appears you may consider these metrics necessary to understanding the results of your business. Please revise to disclose net revenue retention and core customer retention for each reported period and provide the disclosures required by SEC Release No. 33-10751.
         Alternatively, provide a more detailed analysis as to why you believe disclosure of these metrics does not provide relevant information to an investor in light of your presentation.
Innovid, Inc. - Unaudited Financial Statements
Note 2: - Significant Accounting Policies
(e) Concentrations of credit risks, page F-44

6. Your disclosure refers to two of the company's customers in the header to the table;
         however, only one customer is presented in the table. Please revise or advise.
General

7. We note your response to prior comment 1. Please revise to clearly state: (i) that the primary purpose of the secondary sale transaction is to provide liquidity to existing
         Innovid equity holders; and (2) that the cash available to the post-combination company will be reduced as a result of these transactions. Additionally, discuss whether and how these transactions will impact the post-combination company's public float.
 Gilad Shany
FirstName LastNameGilad  Shany
ION Acquisition Corp 2 Ltd.
Comapany
October 21,NameION
            2021    Acquisition Corp 2 Ltd.
October
Page 3 21, 2021 Page 3
FirstName LastName
8.       Please advise us how the secondary sale transaction is consistent with your
         disclosure regarding your use of the proceeds from your IPO, including disclosure therein
         regarding (1) the NYSE rules    requirements that at least 90% of the
gross proceeds from
         the IPO be deposited in a trust account and (2) the time at which the net proceeds of the
         IPO will be released from the trust account. In your response, and with a view towards revised disclosure, please address the timing of any cash payments made to Innovid
         Stockholders pursuant to the secondary sale transaction, in particular in relation to the completion of the Proposed Transactions.
        You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Jason Rocha